Filed by Alcoa Inc.

Pursuant to Rule 425

Under the Securities Act of 1933

Subject Company: Alcan Inc.

Commission File No:

001-03677

May 7, 2007

FACT SHEET: Alcoa’s Commitments in Canada

to Québec and British Columbia

SHARED HISTORY, SHARED VALUES, A COMMON FUTURE

Canada is a recognized leader in the global aluminum industry with world-class primary products operations in Québec and British Columbia.

At total production of almost 2.9 million metric tonnes in 2005, Canada is the world’s third largest aluminum producer behind China and Russia. Québec-based smelters produce approximately 90% of total Canadian annual production. Alcan’s smelter in Kitimat, B.C. produces the balance – approximately 10% of Canadian aluminum output.

The combination of Alcoa and Alcan will significantly deepen an already profound commitment by both companies to Québec, British Columbia and to Canada. Alcoa’s Offer will ensure that Canada will remain a world leader in the mining and metals industry for many years to come.

The Alcoa/Alcan combination will solidify the position of Montréal and Québec as recognized leaders in the global aluminum industry. The largest business of the combined companies will be headquartered in Montréal. There will be new investments to modernize and expand smelters and boost R&D. And the new company will reaffirm the commitment of both companies to the social and cultural life of Québec.

Alcoa and Alcan share a common history in Canada. The two companies share common values on corporate responsibility, the environment and sustainable development, and they have common goals for the future. Alcoa respects the proud legacy of Alcan in Canada and Alcoa will build on that legacy. In the context of its Offer, Alcoa is making substantial new commitments to both Québec and British Columbia, both in terms of how the current company is managed, and how the new business will be grown.

Governance and Head Office

Alcoa respects the important contribution that Alcan makes to Québec and British Columbia, and will structure the governance and strategic management of the new company to reflect that contribution.

The combined company will have significant Canadian representation on its Board of Directors.

Montréal will become the home of one of two global head offices of the combined company. The Montréal headquarters will also become the strategic headquarters of the Global Primary Products business of the combined companies. On a stand-alone basis, Global Primary Products will be among the very largest businesses in Canada with more than US$32 billion in revenue last year.

We expect that a number of positions will be moved to Montréal, and that new people will be needed to support the Global Primary Products business.

The name of the combined company will reflect the heritage and stature of both Alcoa and Alcan.

Strategic Management

The Montréal Head Office will support several strategic management functions at both the corporate level and for the global primary products business of the Company.

The Chairman, the CEO and the CFO of the combined company will maintain offices in both Montréal and New York.

The President of the Global Primary Products business will be located in Montréal, along with most of the key management positions in that business.

Montréal Headquarters to Global Primary Products

The Global Primary Products business will be headquartered in Montréal and will encompass the following activities: bauxite, alumina refining, aluminum, energy and related R&D. Alcoa/Alcan Global Primary Products will be the world’s largest primary aluminum products business.

Based on combined 2006 revenues of more than US$32 billion and 38,000 employees worldwide, the Montréal-based primary products enterprise would be the largest primary aluminum metal business in the world. The business will be larger than Alcan’s entire business today. Alcan reported 2006 revenues of US$28.2 billion, including internal sales.

Alcoa/Alcan would have 7.8 million tonnes of capacity of annual primary metal production and 21.5 million tonnes of capacity of annual alumina production.

The Montréal-based business will manage the entire smelting capacity of the new global company, including all smelters located outside of Canada. Based on 2006 figures for both companies, the new company would generate US$8.5 billion in revenue from its Canadian operations, and would employ 16,000 people, of whom more than 13,000 will be located in Québec.

The Montréal headquarters would also be responsible for a global growth portfolio valued at more than US$30 billion, including projects in Canada, Brazil, Oman, Saudi Arabia, Australia, South Africa and Iceland.

The combined company will draw from the best talent of both organizations. Many management positions will be transferred to Montréal from elsewhere in the world.

Research and Development

Québec will become an important centre for research and development in the combined company. Alcoa and Alcan are both already leaders in light metals research and development, each spending in excess of US$200 million in 2006.

Alcoa is prepared to move its own fundamental research in primary metals to Québec, including management of some of the most advanced environmental research in the metals industry. Québec would become the centre of both carbon-based and carbon-free aluminum innovation. Alcoa would establish an R&D facility in association with a university near one of its existing smelting operations. This initiative will create new high quality jobs in the scientific/knowledge sector and bring important economic spin-offs to the region in which it is located.

Investment Commitments in Canada

Alcoa/Alcan will continue to expand and grow in Canada. In Québec, the combined company expects to implement new and existing investment plans totalling approximately US$5.0 billion, an investment program that would be the largest single private development program in the history of the province. The investment would create more than 1,000 highly skilled new jobs, 5,500 construction jobs and more than 1,000 indirect jobs across several regions of Québec.

Alcoa’s current investment plans include a US$2.6 billion upgrade program for its facilities in Québec, including the Baie Comeau and Deschambault smelters. The investments are subject to negotiations with the Government of Québec for adequate water rights and power supplies.

Alcoa would also honour commitments between Alcan and the Government of Québec for the ten-year US$1.8 billion investment program in Québec’s Saguenay-Lac Saint Jean region, and would continue Alcan’s AP50 investment program.

Alcoa will consider making additional investments to supply strategic raw materials to the new smelting capacity. As smelter expansions are begun, there is potential for a new anode facility at a capital commitment of US$400 million.

In British Columbia, Alcoa is also committed to working with the provincial government, local communities, First Nations and the union to move forward with Alcan’s planned US$1.8 billion modernization of the Kitimat smelter. Alcoa could possibly enhance that process by using its own low-capital cost solution. The Alcoa solution reduces the environmental footprint of the plant and dramatically reduces health concerns.

Shared History, Shared Values and a Common Future

Alcoa /Alcan is a natural combination of two companies who share a common history, a common culture and with this transaction, a common future.

Alcoa’s roots in Canada go back 108 years to 1899. In that year, Alcoa began constructing its Canadian operations. In 1902, it began aluminum production in Québec and chartered the Northern Aluminum Company Limited, a predecessor company of Alcan. In 1925, Alcan opened what was then the largest smelter in the world, in Arvida. Alcan and most other interests outside the United States were spun off from Alcoa in 1928, but the two companies values remained the same.

Today, Alcoa is already deeply committed to the Canadian economy, generating more than US$3 billion in sales last year in Canada, and currently employing more than 5,000 people, mostly in Québec.

Alcoa and Alcan share compatible values that will guide how the combined company will do business all over the world, everyday. Alcoa has long demonstrated an uncompromising commitment to safety. Its commitment to protection of the environment and sustainable development is unmatched, and it – like Alcan – has a strong record of social and cultural giving in host communities.

Health and Safety

An uncompromising commitment to safety is a hallmark of Alcoa’s operations, and Alcan has an equivalent focus. Two world class organizations like Alcoa and Alcan will keep the focus on safety and accelerate the rate of improvement throughout the enterprise’s facilities. The new enterprise will share best practices from both organizations and apply them to continue improving safety performance.

Environment and Sustainability

Alcoa and Alcan share a commitment to sustainability including environmental excellence and social responsibility. Both companies have long-stated policies and programs dedicated to encouraging sustainability. Both are members of the United States Climate Action Partnership (USCAP), a coalition of leading companies and NGOs calling on the U.S. government to quickly enact strong national legislation to achieve significant reductions of greenhouse gas emissions.

The Alcoa and Alcan sustainability teams will combine their global resources to ensure that the highest standards for social responsibility and the environment, health, and safety continue to be upheld.

Governments, Local Communities and First Nations

Alcoa is also committed to strengthening relationships with federal and provincial governments and to building on Alcan’s ongoing outreach and involvement with local communities.

Both Alcoa and Alcan have strong historical commitments to local communities in Canada, and in particular in Québec and British Columbia. These commitments will be maintained. Like Alcoa, Alcan’s commitment to its local communities is part of the fabric of the company and Alcoa respects these legacy relationships.

Alcoa will work closely with First Nations to honour their history and existing commitments with Alcan.

Strong Commitment to Québec, British Columbia and Canada

This Offer brings significant benefits to Canada and in particular to Québec and British Columbia. New investment, new jobs, new technology and increased influence in the global primary metals industry are just some of the benefits Canada will enjoy. The combination will promote new investment and greater opportunities for growth of the combined business in Québec and British Columbia and will allow Alcoa/Alcan to grow in an increasingly competitive global environment. It will create a stronger competitor, preserving and expanding its investment in Québec and British Columbia. Alcoa/Alcan is a winning combination for Québec, for British Columbia and for Canada.

About Alcoa

Alcoa is the world’s leading producer and manager of primary aluminum, fabricated aluminum and alumina facilities, and is active in all major aspects of the industry. Alcoa serves the aerospace, automotive, packaging, building and construction, commercial transportation and industrial markets, bringing design, engineering, production and other capabilities of Alcoa’s businesses to customers. In addition to aluminum products and components, Alcoa also markets consumer brands including Reynolds Wrap® foils and plastic wraps, Alcoa® wheels, and Baco® household wraps. Among its other businesses are closures, fastening systems, precision castings, and electrical distribution systems for cars and trucks. The company has 123,000 employees in 44 countries and has been named one of the top most sustainable corporations in the world at the World Economic Forum in Davos, Switzerland. More information can be found at www.alcoa.com

WHERE TO FIND ADDITIONAL INFORMATION

In connection with the offer by Alcoa to purchase all of the issued and outstanding common shares of Alcan (the “Offer”), Alcoa will be filing with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (the “Registration Statement”), which contains a prospectus relating to the Offer (the “Prospectus”), and a tender offer statement on Schedule TO (the “Schedule TO”). This communication is not a substitute for the Prospectus, the Registration Statement and the Schedule TO that Alcoa will file with the SEC. ALCAN SHAREHOLDERS AND OTHER INTERESTED PARTIES ARE URGED TO READ THESE DOCUMENTS, ALL OTHER APPLICABLE DOCUMENTS (AND ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS), WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ALCOA, ALCAN AND THE OFFER. Materials filed with SEC will be available electronically without charge at the SEC’s website, www.sec.gov. Materials filed with the Canadian securities regulatory authorities also will be available electronically without charge at www.sedar.com. Materials filed with the SEC or the Canadian securities regulatory authorities may also be obtained without charge at Alcoa’s website, www.alcoa.com, or by directing a request to Alcoa’s investor relations department at 212 836 2674. In addition, Alcan shareholders may obtain free copies of such materials filed with the SEC or the Canadian securities regulatory authorities by directing a written or oral request to the Information Agent for the Offer, MacKenzie Partners, Inc., toll-free at (800) 322-2885 (English) or (888) 405-1217 (French).

While the Offer is being made to all holders of Alcan Common Shares, this communication does not constitute an offer or a solicitation in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made in, nor will deposits be accepted in, any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, Alcoa may, in its sole discretion, take such action as they may deem necessary to extend the Offer in any such jurisdiction.

FORWARD-LOOKING STATEMENTS

Certain statements and assumptions in this communication contain or are based on “forward-looking” information and involve risks and uncertainties. Forward-looking statements may be identified by their use of words like “anticipates,” “believes,” “estimates,” “expects,” “hopes,” “targets,” “should,” “will,” “will likely result,” “forecast,” “outlook,” “projects” or other words of similar meaning. Such forward-looking information includes, without limitation, the statements as to the impact of the proposed acquisition on revenues, costs and earnings. Such forward looking statements are subject to numerous assumptions, uncertainties and risks, many of which are outside of Alcoa’s control. Accordingly, actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this communication. These risks and uncertainties include Alcoa’s ability to successfully integrate the operations of Alcan; the outcome of contingencies including litigation, environmental remediation, divestitures of businesses, and anticipated costs of capital investments; general business and economic conditions; interest rates; the supply and demand for, deliveries of, and the prices and price volatility of primary aluminum, fabricated aluminum, and alumina produced by Alcoa and Alcan; the timing of the receipt of regulatory and governmental approvals necessary to complete the acquisition of Alcan and any undertakings agreed to in connection with the receipt of such regulatory and governmental approvals; the timing of receipt of regulatory and governmental approvals for Alcoa’s and Alcan’s development projects and other operations; the availability of financing to refinance indebtedness incurred in connection with the acquisition of Alcan on reasonable terms; the availability of financing for Alcoa’s and Alcan’s development projects on reasonable terms; Alcoa’s and Alcan’s respective costs of production and their respective production and productivity levels, as well as those of their competitors; energy costs; Alcoa’s and Alcan’s ability to secure adequate transportation for their respective products, to procure mining equipment and operating supplies in sufficient quantities and on a timely basis, and to attract and retain skilled staff; the impact of changes in foreign currency exchange rates on Alcoa’s and Alcan’s costs and results, particularly the Canadian dollar, Euro, and Australian dollar, may affect profitability as some important raw materials are purchased in other currencies, while products generally are sold in U.S. dollars; engineering and construction timetables and capital costs for Alcoa’ and Alcan’s development and expansion projects; market competition; tax benefits and tax rates; the outcome of negotiations with key customers; the resolution of environmental and other proceedings or disputes; and Alcoa’s and Alcan’s ongoing relations with their respective employees and with their respective business partners and joint venturers.

Additional risks, uncertainties and other factors affecting forward looking statements include, but are not limited to, the following:

•	Alcoa is, and the combined company will be, subject to cyclical fluctuations in London Metal Exchange primary aluminum prices, economic and business conditions generally, and aluminum end-use markets;

•	Alcoa’s operations consume, and the combined company’s operations will consume, substantial amounts of energy, and profitability may decline if energy costs rise or if energy supplies are interrupted;

•	The profitability of Alcoa and/or the combined company could be adversely affected by increases in the cost of raw materials;

•	Union disputes and other employee relations issues could adversely affect Alcoa’s and/or the combined company’s financial results;

•	Alcoa and/or the combined company may not be able to successfully implement its growth strategy;

•

Alcoa’s operations are, and the combined company’s operations will be, exposed to business and operational risks, changes in conditions and events beyond its control in the countries in which it operates;

•

Alcoa is, and the combined company will be, exposed to fluctuations in foreign currency exchange rates and interest rates, as well as inflation and other economic factors in the countries in which it operates;

•	Alcoa faces, and the combined company will face, significant price competition from other aluminum producers and end-use markets for Alcoa products that are highly competitive;

•	Alcoa and/or the combined company could be adversely affected by changes in the business or financial condition of a significant customer or customers;

•	Alcoa and/or the combined company may not be able to successfully implement its productivity and cost-reduction initiatives;

•	Alcoa and/or the combined company may not be able to successfully develop and implement new technology initiatives;

•

Alcoa is, and the combined company will be, subject to a broad range of environmental laws and regulations in the jurisdictions in which it operates and may be exposed to substantial costs and liabilities associated with such laws;

•	Alcoa’s smelting operations are expected to be affected by various regulations concerning greenhouse gas emissions;

•	Alcoa and the combined company may be exposed to significant legal proceedings, investigations or changes in law; and

•	Unexpected events may increase Alcoa’s and/or the combined company’s cost of doing business or disrupt Alcoa’s and/or the combined company’s operations.

See also the risk factors disclosed in Alcoa’s Annual Reports on Form 10-K for the fiscal year ended December 31, 2006. Readers are cautioned not to put undue reliance on forward-looking statements. Alcoa disclaims any intent or obligation to update these forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable law.

###

Contacts:

Alcoa:

Tony Thene (Investors), (212) 836-2674

Kevin G. Lowery (Media), (412) 553-1424

Brunswick:

Steve Lipin/Nina Devlin, (212) 333-3810